

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 31, 2008

Todd M. Hornbeck
Chief Executive Officer
Hornbeck Offshore Services, Inc.
103 Northpark Boulevard, Suite 300
Covington, LA 70433

> **Re:** **Hornbeck Offshore Services, Inc.**
> **File Number: 001-32108**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Schedule 14 filed 4/15/2008**

Dear Mr. Hornbeck:

We have conducted a review of the above referenced filings. We ask you to revise future filings in response to these comments. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. We also ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Schedule 14A

Executive Compensation, page 15

1. It appears that you benchmark using two different sets of benchmark companies: (i) the companies identified on page 22 and (ii) companies in the PHLX Oil Services Index together with "three additional public peers in the energy-related marine industry." If true, please revise your executive compensation disclosure in future filings to clarify that two benchmarking groups exist and to identify the companies in the PHLX Oil Services Index as well as the three additional public

peers. Alternatively, please confirm and clarify in future filings that you benchmark only against the companies named on page 20.

2. In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets, including the adjusted EBITDA target, that must be achieved in order for your executive officers to earn their annual and long-term incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor